--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

              under the Securities Exchange Act of 1934 as amended

                            WIMM-BILL-DANN FOODS OJSC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                ORDINARY SHARES, PAR VALUE 20 RUSSIAN RUBLES EACH

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    97263M10

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Roman V. Bolotovsky
                            Wimm-Bill-Dann Foods OJSC
                    16/15 Yauzsky Blvd. Moscow 109028 Russia
                              Tel: +7-095-105-5805
                              Fax: +7-095-105-5800

                                 with a copy to:

                              William S. Lamb, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                      125 West 55th St., New York, NY 10019
                              Tel.: 1-212-424-8170
                               Fax: 1-212-424-8500

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 25, 2003

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

                                -----------------

If the filing person has previously filed a statement on Schedule 13 G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

                         (Continued on following pages)

                              (Page 1 of 30 Pages)

CUSIP NO. 97263M10                     13D                          Page 2 of 30

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Gavril A. Yushvaev
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a) |_|
                                                   (b) |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                       |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Russian Federation
                   -------------------------------------------------------------
                   7.   SOLE VOTING POWER

                        None
                   -------------------------------------------------------------
NUMBER OF SHARES   8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                29,209,049
EACH REPORTING     -------------------------------------------------------------
PERSON WITH        9.   SOLE DISPOSITIVE POWER

                        8,272,948
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,209,049
--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                       |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.38%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO. 97263M10                     13D                          Page 3 of 30

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Mikhail V. Dubinin
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) |_|
                                                       (b) |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                       |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Russian Federation
                   -------------------------------------------------------------
                   7.   SOLE VOTING POWER

                        None
                   -------------------------------------------------------------
NUMBER OF SHARES   8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                29,209,049
EACH REPORTING     -------------------------------------------------------------
PERSON WITH        9.   SOLE DISPOSITIVE POWER

                        4,471,421
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,209,049
--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                       |-|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.38%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO. 97263M10                     13D                          Page 4 of 30

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Sergei A. Plastinin
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) |_|
                                                       (b) |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                       |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Russian Federation
                   -------------------------------------------------------------
                   7.   SOLE VOTING POWER

                        None
                   -------------------------------------------------------------
NUMBER OF SHARES   8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                29,209,049
EACH REPORTING     -------------------------------------------------------------
PERSON WITH        9.   SOLE DISPOSITIVE POWER

                        5,351,421
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,209,049
--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                       |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.38%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO. 97263M10                     13D                          Page 5 of 30

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Alexander S. Orlov
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) |_|
                                                       (b) |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                       |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Russian Federation
                   -------------------------------------------------------------
                   7.   SOLE VOTING POWER

                        None
                   -------------------------------------------------------------
NUMBER OF SHARES   8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                29,209,049
EACH REPORTING     -------------------------------------------------------------
PERSON WITH        9.   SOLE DISPOSITIVE POWER

                        2,738,282
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,209,049
--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                       |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.38%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO. 97263M10                     13D                          Page 6 of 30

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     David Iakobachvili
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) |_|
                                                       (b) |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                       |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Kingdom of Sweden
                   -------------------------------------------------------------
                   7.   SOLE VOTING POWER

                        None
                   -------------------------------------------------------------
NUMBER OF SHARES   8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                29,209,049
EACH REPORTING     -------------------------------------------------------------
PERSON WITH        9.   SOLE DISPOSITIVE POWER

                        2,818,347
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,209,049
--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                       |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.38%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO. 97263M10                     13D                          Page 7 of 30

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Mikhail I. Vishnyakov
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) |_|
                                                       (b) |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                       |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Russian Federation
                   -------------------------------------------------------------
                   7.   SOLE VOTING POWER

                        None
                   -------------------------------------------------------------
NUMBER OF SHARES   8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                29,209,049
EACH REPORTING     -------------------------------------------------------------
PERSON WITH        9.   SOLE DISPOSITIVE POWER

                        1,357,798
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,209,049
--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                       |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.38%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO. 97263M10                     13D                          Page 8 of 30

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Evgeny L. Yaroslavskiy
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) |_|
                                                       (b) |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                       |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Russian Federation
                   -------------------------------------------------------------
                   7.   SOLE VOTING POWER

                        None
                   -------------------------------------------------------------
NUMBER OF SHARES   8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                29,209,049
EACH REPORTING     -------------------------------------------------------------
PERSON WITH        9.   SOLE DISPOSITIVE POWER

                        1,163,163
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

                        None
                   -------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,209,049
--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                       |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.38%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO. 97263M10                     13D                          Page 9 of 30

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Victor E. Evdokimov
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) |_|
                                                       (b) |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

                   OO
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                       |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Russian Federation
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER

                        None
                   -------------------------------------------------------------
NUMBER OF SHARES   8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                29,209,049
EACH REPORTING     -------------------------------------------------------------
PERSON WITH        9.   SOLE DISPOSITIVE POWER

                        264,405
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

                        None
                   -------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,209,049
--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                       |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.38%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO. 97263M10                     13D                         Page 10 of 30

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     United Burlington Investments Limited
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) |_|
                                                       (b) |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

                   WC
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                       |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Great Britain
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER

                        None
                   -------------------------------------------------------------
NUMBER OF SHARES   8.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY                29,209,049
EACH REPORTING     -------------------------------------------------------------
PERSON WITH        9.   SOLE DISPOSITIVE POWER

                        2,771,264
                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,209,049
--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                       |_|
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     66.38%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP NO. 97263M10                     13D                         Page 11 of 30

                                  SCHEDULE 13D

Item 1.  Security and Issuer:

     This Schedule 13D is filed with respect to the ordinary shares, par value 20 Russian rubles per ordinary share (the "Ordinary Shares"), of Wimm-Bill-Dann Foods OJSC, a joint stock company organized under the laws of the Russian Federation (the "Issuer"), having its principal executive offices at 16/15 Yauzsky Boulevard, Moscow 109028, Russian Federation. The Ordinary Shares are traded on the New York Stock Exchange through an American Depositary Share facility in which each American Depositary Share of the Issuer (the "American Depositary Shares" or "ADSs") represents one Ordinary Share. Each reference in this Statement to Ordinary Shares refers also (where applicable) to the corresponding American Depositary Shares representing such Ordinary Shares.

Item 2.  Identity and Background

(a)-(c) and (f) This statement on Schedule 13D is being filed by Gavril A. Yushvaev, Mikhail V. Dubinin, Sergei A. Plastinin, Alexander S. Orlov, David Iakobachvili, Mikhail I. Vishnyakov, Evgeny L. Yaroslavskiy and Victor E. Evdokimov (the "Natural Reporting Persons") and United Burlington Investments Limited, a private limited company organized under the laws of England and Wales ("United Burlington", and together with the Natural Reporting Persons, the "Reporting Persons").

          Exhibit 1 sets forth the following information with respect to each Natural Reporting Person: (i) name; (ii) residence or business address; and
(iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted. Please see Item 6 of the cover page to this Schedule 13D for the citizenship of each Natural Reporting Person.

          United Burlington has its principal offices at Unit B, CIL Trading Estate, Fonthill Road, London, N4 3HN, England, and it is principally engaged in investment business. The executive officers and directors of United Burlington, the persons controlling United Burlington, and the directors and executive officers of the persons controlling United Burlington are set forth on Exhibit 2 hereto. Exhibit 2 sets forth the following information with respect to each such person that is a natural person: (i) name; (ii) residence or business address;
(iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted; and (iv) citizenship. Exhibit 2 sets forth the following information with respect to each such person that is a legal entity: (i) name; (ii) jurisdiction of organization;
(iii) principal business; and (iv) principal office.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in Exhibit 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in Exhibit 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws

Item 3.  Source and Amount of Funds or Other Consideration

(1) All Natural Reporting Persons acquired their Ordinary Shares in exchange for their respective common registered shares of "Lianozovo dairy" OJSC and common registered shares of "Production and Analytical Group "Rodnik" ZAO, both of which thereby became and still remain subsidiaries of Wimm-Bill-Dann Foods OJSC.

CUSIP NO. 97263M10                     13D                         Page 12 of 30

     Sources and amount of consideration used by each of the Natural Reporting Persons to acquire Ordinary Shares:


     Gavril A. Yushvaev:        common registered shares of "Lianozovo dairy"
                                OJSC - 38,207

                                common registered shares of "Production and Analytical Group "Rodnik" ZAO - 5,343

     Mikhail V. Dubinin:        common registered shares of "Lianozovo dairy"
                                OJSC - 24,715

                                common registered shares of "Production and Analytical Group "Rodnik" ZAO - 3,456

     Sergei A. Plastinin:       common registered shares of "Lianozovo dairy"
                                OJSC - 24,715

                                common registered shares of "Production and Analytical Group "Rodnik" ZAO - 3,456

     Alexander S. Orlov:        common registered shares of "Lianozovo dairy"
                                OJSC - 13,967

                                common registered shares of "Production and Analytical Group "Rodnik" ZAO - 1,953

     David Iakobachvili:        common registered shares of "Lianozovo dairy"
                                OJSC - 12,736

                                common registered shares of "Production and Analytical Group "Rodnik" ZAO - 1,781

     Mikhail I. Vishnyakov:     common registered shares of "Lianozovo dairy"
                                OJSC - 6,368

                                common registered shares of "Production and Analytical Group "Rodnik" ZAO - 890

     Evgeny L. Yaroslavskiy:    common registered shares of "Lianozovo dairy"
                                OJSC - 6,368

                                common registered shares of "Production and Analytical Group "Rodnik" ZAO - 890

     Victor E. Evdokimov:       common registered shares of "Lianozovo dairy"
                                OJSC - 1,830

                                common registered shares of "Production and Analytical Group "Rodnik" ZAO - 256

(2) United Burlington used its working capital to purchase Ordinary Shares.

CUSIP NO. 97263M10                     13D                         Page 13 of 30

Item 4.  Purpose of Transaction

(1) Each of the Natural Reporting Persons acquired his Ordinary Shares before the Ordinary Shares were registered under the Securities Exchange Act of 1934, as amended. The purpose of the acquisition by each Natural Reporting Person of the Ordinary Shares was to make an investment in the Issuer.

(2) On February 25, 2003, United Burlington entered into a share transfer agreement to acquire 3,057,264 Ordinary Shares from Aleksandrs Timohins at a price per share of USD 19.00, in a privately negotiated sale under Regulation S that was completed on March 4, 2003. In connection with such acquisition, United Burlington confirmed its accession as of March 4, 2003, to that certain Amended and Restated Partnership and Cooperation Agreement, dated 16 January 2002 (the "Shareholders Agreement"), to which each of the Natural Reporting Persons is also a party. The Shareholders Agreement is described in additional detail in Item 6, below. The purpose of the acquisition by United Burlington of the Ordinary Shares was to make an investment in the Issuer. On May 5, 2003 United Burlington sold 286,000 Ordinary Shares at a price per share of USD 17.50 in a private placement under Regulation S.

The Reporting Persons may acquire or dispose of Ordinary Shares in the future depending upon market conditions, personal objectives and other facts and circumstances. The Reporting Persons have in the past had various exploratory discussions regarding potential combinations, joint ventures or partnerships between the Issuer and Groupe Danone. As of the date hereof, the Reporting Persons are engaged in preliminary discussions with Groupe Danone in relation to a possible transaction, which may or may not result in the acquisition of all or a majority of the outstanding Ordinary Shares by Groupe Danone. The Issuer has, at the request of the Reporting Persons, cooperated in such preliminary discussions. As of the date hereof, the material terms and conditions with respect to a transaction have not been agreed to. No assurance can be made that these discussions will continue or that any agreement with respect to a transaction will be reached, or, if reached, what the form of the transaction will be. In addition, to the extent such current discussions do not result in any transaction, further discussions may take place in the future with Groupe Danone regarding possible business combinations, joint ventures, partnerships or other material transactions. However, there can be no assurance that any such discussions would occur, or, if they do occur, that they would result in any such possible transaction.

Item 5.  Interest in Securities of the Issuer

(a) and (b) Amount and Nature of Beneficial Ownership Reported

            The Reporting Persons collectively have, by virtue of the Shareholders Agreement, beneficial ownership of and shared voting power over an aggregate of 29,209,049 Ordinary Shares, representing approximately 66.38% of the aggregate amount of the issuer's shares. The percentage amount is calculated based upon 44,000,000 Ordinary Shares outstanding as of May 10, 2003, based on information contained in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2003. The Ordinary Shares beneficially owned by the Reporting Persons are directly held as follows:

            (i) Gavril A. Yushvaev is a direct holder of 8,272,948 Ordinary Shares, as to which Gavril A. Yushvaev possesses sole investment power;

            (ii) Mikhail V. Dubinin is a direct holder of 4,471,421 Ordinary Shares, as to which Mikhail V. Dubinin possesses sole investment power;

CUSIP NO. 97263M10                     13D                         Page 14 of 30

            (iii) Sergei A. Plastinin is a direct holder of 5,351,421 Ordinary Shares, as to which Sergei A. Plastinin possesses sole investment power;

            (iv) Alexander S. Orlov is a direct holder of 2,738,282 Ordinary Shares, as to which Alexander S. Orlov possesses sole investment power;

            (v) David Iakobachvili is a direct holder of 2,818,347 Ordinary Shares, as to which David Iakobachvili possesses sole investment power;

            (vi) Mikhail I. Vishnyakov is a direct holder of 1,357,798 Ordinary Shares, as to which Mikhail I. Vishnyakov possesses sole investment power;

            (vii) Evgeny L. Yaroslavskiy is a direct holder of 1,163,163 Ordinary Shares, as to which Evgeny L. Yaroslavskiy possesses sole investment power;

            (viii) Victor E. Evdokimov is a direct holder of 264,405 Ordinary
                   Shares, as to which Victor E. Evdokimov possesses sole investment power; and

            (ix) United Burlington is a direct holder of 2,771,264 Ordinary Shares, as to which its sole shareholder, Arteks Generation Privatstiftung, and its sole director, Aleksandrs Timohins, possess shared investment power.

(c) On April 30, 2003 and on May 5, 2003, certain Reporting Persons sold an aggregate of 1,760,000 Ordinary Shares, representing in the aggregate approximately 4% of the Ordinary Shares, at a price per share of USD 17.50 in a private placement under Regulation S. The following Reporting Persons individually sold the following number of Ordinary Shares:

     Mikhail V. Dubinin                         880,000 Ordinary Shares

     Alexander S. Orlov                         286,000 Ordinary Shares

     Evgeny L. Yaroslavskiy                     176,000 Ordinary Shares

     Victor E. Evdokimov                        132,000 Ordinary Shares

     United Burlington Investments Limited      286,000 Ordinary Shares

(d) Aleksandrs Timohins, as the sole director of United Burlington, has the right to receive and power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares held by United Burlington.

(e) Reporting Persons that ceased to be beneficial owners of more than five percent of the Ordinary Shares: Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

1.   Description of the Shareholders Agreement (and Accession Letter):

     A copy of the Shareholders Agreement is attached as Exhibit 99.1 to the Registration Statement on Form F-1 (No. 333-14 278) filed by the issuer with the U.S. Securities and Exchange Commission ("SEC") and declared effective by the SEC on February 07, 2002 (the "Registration

CUSIP NO. 97263M10                     13D                         Page 15 of 30

     Statement"). United Burlington confirmed its accession to the Shareholders Agreement as of March 4, 2003, by executing an accession letter (the "Accession Letter").

     The Shareholders Agreement includes, among other things, the following restrictions on the Reporting Persons:

     Independent Directors. The parties to the agreement undertake to use their best efforts to ensure that a majority of the directors of the Issuer are "independent." A director is considered "independent" if that person is not:

     o an employee of the Issuer or an employee or director of any of the Issuer's subsidiaries;

     o a party to the agreement, a family member of a party to the agreement, or a person or entity controlled by a party to the agreement;

     o    an employee or director of

          -    a party to the agreement;

          -    a family member of a party to the agreement;

          -    a person or entity controlled by a party to the agreement;

          - any other person or entity controlled by a family member of a party to the agreement;

          - a person or entity controlled by any employee or director of any of the parties to the agreement; or

          - a person or entity controlled by any family member of a party to the agreement or a person or entity controlled by any employee or director of a party to the agreement.

     Voting. The parties to the agreement are required to vote all of the Shares that they own in the same way. In order to determine how the parties will vote, the agreement requires them to attempt to agree unanimously on a single voting position on each item on the agenda for a shareholders' meeting. If they are unable to do so, then the following procedures are followed:

     o The parties will vote their Shares as determined by parties holding a two-thirds majority of the Shares held by the parties;

     o If there is no two-thirds majority among the parties, then the parties will vote their Shares consistent with the recommendation of the majority of individuals who are on the Issuer's board of directors; and

     o If no voting position can be determined using the procedures noted above, then the parties will abstain from voting on that issue.

     Term. The agreement may not be terminated until the earlier to occur of:

     o any party to the agreement owning of all of the Issuer's issued and outstanding shares;

     o    the Issuer is liquidated pursuant to the laws of the Russian
          Federation; or

CUSIP NO. 97263M10                     13D                         Page 16 of 30

     o    January 16, 2004.

     Upon the occurrence of the first two events described above, the agreement automatically terminates. Otherwise, subject to these conditions, the agreement continues in full force and effect until terminated by any party to the agreement by giving 30 days' prior written notice to all other parties to the agreement and to the Issuer.

2.   Description of Pledge Agreements of Mikhail V. Dubinin.

     Mikhail V. Dubinin entered into a number of agreements (the "Pledge Agreements") to pledge Ordinary Shares held by him as security for personal credits or credit lines of up to an aggregate maximum principal amount of USD 17,500,000. As of the date hereof, an aggregate of 2,410,806 Ordinary Shares have been pledged to secure an aggregate outstanding principal amount of USD 15,100,000. In the event of a default under any of the Pledge Agreements, the Ordinary Shares pledged thereunder would be subject to sale at a public auction, pending which Mikhail V. Dubinin would cease to have investment power over such Ordinary Shares and may cease to have voting power with respect to such Ordinary Shares (or such voting power may be restricted) if an appropriate court order were to be obtained by the pledgee. In addition, certain of the Pledge Agreements and agreements ancillary thereto purport to cause investment power to vest in the pledgee immediately and without judicial intervention.

Item 7.  Material to be Filed as Exhibits

(1)  Information Concerning Natural Reporting Persons.

(2) Information Concerning Directors and Executive Officers of United Burlington, Control Persons of United Burlington, and Directors and Executive Officers of such Control Persons.

(3) Joint Filing Agreement, dated September 4, 2003 by and among the Reporting Persons.

(4) Power of Attorney, dated September 4, 2003 by each of the Natural Reporting Persons, appointing Roman V. Bolotovsky and Tatiana A. Mikhaylova as attorneys-in-fact

(5)  Shareholders Agreement

(6)  Accession Letter

CUSIP NO. 97263M10                     13D                         Page 17 of 30

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we, the undersigned, hereby certify that the information set forth in this statement is true, complete and correct.

Date:  September 5, 2003              By   /s/ Roman V. Bolotovsky
                                           -------------------------------------
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for
                                           Gavril A. Yushvaev

Date:  September 5, 2003              By   /s/ Roman V. Bolotovsky
                                           -------------------------------------
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for
                                           Mikhail V. Dubinin

Date:  September 5, 2003              By   /s/ Roman V. Bolotovsky
                                           -------------------------------------
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for
                                           Sergei A. Plastinin

Date:  September 5, 2003              By   /s/ Roman V. Bolotovsky
                                           -------------------------------------
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for
                                           Alexander S. Orlov

Date:  September 5, 2003              By   /s/ Roman V. Bolotovsky
                                           -------------------------------------
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for
                                           David Iakobachvili

Date:  September 5, 2003              By   /s/ Roman V. Bolotovsky
                                           -------------------------------------
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for
                                           Mikhail I. Vishnyakov

Date:  September 5, 2003              By   /s/ Roman V. Bolotovsky
                                           -------------------------------------
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for
                                           Victor E. Evdokimov

Date:  September 5, 2003              By   /s/ Roman V. Bolotovsky
                                           -------------------------------------
                                           Name: Roman V. Bolotovsky
                                           as Attorney-in-Fact for
                                           Evgeny L. Yaroslavskiy

Date:  September 5, 2003                   United Burlington Investments Limited
                                      By   /s/ Aleksandrs Timohins
                                           -------------------------------------
                                           Name: Aleksandrs Timohins
                                           Title:   Director

CUSIP NO. 97263M10                     13D                         Page 18 of 30


                                  Exhibit Index

Exhibit 1      Information Concerning Natural Reporting Persons.

Exhibit 2 Information Concerning Directors and Executive Officers of United Burlington, Control Persons of United Burlington, and Directors and Executive Officers of such Control Persons.

Exhibit 3 Joint Filing Agreement, dated September 4, 2003, by and among the Reporting Persons.

Exhibit 4 Power of Attorney, dated September 4, 2003, by each of the Natural Reporting Persons, appointing each of Roman V. Bolotovsky and Tatiana A. Mikhaylova as attorneys-in-fact.

Exhibit 5      Shareholders Agreement

Exhibit 6      Accession Letter

CUSIP NO. 97263M10                     13D                         Page 19 of 30


                                                                       Exhibit 1


Set forth below are the name, business address and present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted for each of the Natural Reporting Persons.

Name                        Business Address               Employment and Employer
----                        ----------------               -----------------------
Gavril A. Yushvaev          Wimm-Bill-Dann Foods OJSC      President of "RusAgroProject" CJSC
                            16/15 Yauzsky Blvd.
                            Moscow 109028 Russia

Mikhail V. Dubinin          Wimm-Bill-Dann Foods OJSC      Member of the Board of Directors of
                            16/15 Yauzsky Blvd.            Wimm-Bill-Dann Foods OJSC
                            Moscow 109028 Russia

Sergei A. Plastinin         Wimm-Bill-Dann Foods OJSC      Director and Chairman of the
                            16/15 Yauzsky Blvd.            Management Board of Wimm-Bill-Dann
                            Moscow 109028 Russia           Foods OJSC

Alexander S. Orlov          Wimm-Bill-Dann Foods OJSC      Member of the Board of Directors of
                            16/15 Yauzsky Blvd.            Wimm-Bill-Dann Foods OJSC
                            Moscow 109028 Russia

David Iakobachvili          Wimm-Bill-Dann Foods OJSC      Chairman of the Board of Directors
                            16/15 Yauzsky Blvd.            of Wimm-Bill-Dann Foods OJSC
                            Moscow 109028 Russia

Mikhail I. Vishnyakov       Wimm-Bill-Dann Foods OJSC      Member of the Board of Directors of
                            16/15 Yauzsky Blvd.            "Lianozovo Dairy" OJSC
                            Moscow 109028 Russia

Evgeny L. Yaroslavskiy      Wimm-Bill-Dann Foods OJSC      Deputy General Director of "Nikli"
                            16/15 Yauzsky Blvd.            Ltd
                            Moscow 109028 Russia

Victor E. Evdokimov         Wimm-Bill-Dann Foods OJSC      Investment counselor to Chairman of
                            16/15 Yauzsky Blvd.            the Management Board of
                            Moscow 109028 Russia           Wimm-Bill-Dann Foods OJSC

CUSIP NO. 97263M10                     13D                         Page 20 of 30


                                                                       Exhibit 2

Set forth below are the name, business address, present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted and citizenship of each natural person that is a director or executive officer of United Burlington, a control person of United Burlington, or a director or executive officer of such a control person.

Name                    Business Address            Employment and Employer     Citizenship
----                    ----------------            -----------------------     -----------
Aleksandrs Timohins     United Burlington           Sole Director, United       Passport holder of the
                        Investments Limited,        Burlington                  Republic of Latvia with
                        Bol'shoi Zlatoustinskiy                                 the status of Alien
                        Lane 9, Moscow
                        101111 Russia

Igor V. Malishkov       OOO "Moscow City            Acting General              Russian
                        Golf Club", 1/1             Director, OOO
                        Dovzhenko Street,           "Moscow City Golf
                        Moscow 119590               Club"
                        Russia

Mag. Heinz              Adolf Kolping               Attorney,                   Austrian
Kupferschmid            Gasse 2, Graz 8010,         Rechtsanwaltskanzlei
                        Austria                     "Medved-
                                                    Kupferschmid-
                                                    Medved"

Gunter Singer           Pestalozzistrasse 25,       Economist, "GFB             Austrian
                        Graz 8010, Austria          Treuhand" Gesellschaft
                                                    Fur Betriebswirtschaft
                                                    Graz

Mag. Gerlinde Bratl     Adolf Kolping               Assistant Director,         Austrian
                        Gasse 2, Graz 8010,         "MGA Sport-
                        Austria                     TourismusgesmbH"

Set forth below are the name, jurisdiction of organization, principal business and principal office of each legal entity that is a director or executive officer of United Burlington, a control person of United Burlington, or a director or executive officer of such a control person.

Name                    Jurisdiction of             Principal Business          Principal Office
----                    Organization                ------------------          ----------------
                        ------------
Arteks Generation       Austria                     Investment business         Adolf Kolping Gasse 2
Privatstiftung                                                                  Graz A-8010
                                                                                Austria

CUSIP NO. 97263M10                     13D                         Page 21 of 30


                                                                       Exhibit 3
                             Joint Filing Agreement

     The undersigned acknowledge and agree that a statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to such statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

     This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Date:  September 4, 2003              By   /s/  Gavril A. Yushvaev
                                           -------------------------------------
                                           Name:  Gavril A. Yushvaev

Date:  September 4, 2003              By   /s/  Mikhail V. Dubinin
                                           -------------------------------------
                                           Name:  Mikhail V. Dubinin

Date:  September 4, 2003              By   /s/  Sergei A. Plastinin
                                           -------------------------------------
                                           Name:  Sergei A. Plastinin

Date:  September 4, 2003              By   /s/  Alexander S. Orlov
                                           -------------------------------------
                                           Name:  Alexander S. Orlov

Date:  September 4, 2003              By   /s/  David Iakobachvili
                                           -------------------------------------
                                           Name:  David Iakobachvili

Date:  September 4, 2003              By   /s/  Mikhail I. Vishnyakov
                                           -------------------------------------
                                           Name:  Mikhail I. Vishnyakov

Date:  September 4, 2003              By   /s/  Victor E. Evdokimov
                                           -------------------------------------
                                           Name:  Victor E. Evdokimov

Date:  September 4, 2003              By   /s/  Evgeny L. Yaroslavskiy
                                           -------------------------------------
                                           Name:  Evgeny L. Yaroslavskiy

Date:  September 4, 2003                   United Burlington Investments Limited
                                      By   /s/ Aleksandrs Timohins
                                           -------------------------------------
                                           Name:  Aleksandrs Timohins
                                           Title:  Director

CUSIP NO. 97263M10                     13D                         Page 22 of 30


                                                                       Exhibit 4

                                Power of Attorney

     KNOW ALL PERSONS BY THESE PRESENTS, that Gavril A. Yushvaev, Mikhail V. Dubinin, Sergei A. Plastinin, Alexander S. Orlov, David Iakobachvili, Mikhail I. Vishnyakov, Victor E. Evdokimov and Evgeny L. Yaroslavskiy hereby make, constitute and appoint Roman V. Bolotovsky and Tatiana A. Mikhaylova as their true and lawful attorneys with power to act without any other and with full power of substitution, to prepare, execute, deliver and file in their name and on their behalf, all filings required under Section 13 of the Securities Exchange Act of 1934, and all exhibits thereto and all documents in support thereof or supplemental thereto, and any and all amendments or supplements to the foregoing, hereby ratifying and confirming all acts and things which said attorneys or attorney might do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, Gavril A. Yushvaev, Mikhail V. Dubinin, Sergei A. Plastinin, Alexander S. Orlov, David Iakobachvili, Mikhail I. Vishnyakov, Victor
E. Evdokimov and Evgeny L. Yaroslavskiy have each caused this power of attorney to be signed on their behalf as of the date indicated below.

     This power of attorney may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Date:  September 4, 2003              By   /s/  Gavril A. Yushvaev
                                           -------------------------------------
                                           Name:  Gavril A. Yushvaev

Date:  September 4, 2003              By   /s/  Mikhail V. Dubinin
                                           -------------------------------------
                                           Name:  Mikhail V. Dubinin

Date:  September 4, 2003              By   /s/  Sergei A. Plastinin
                                           -------------------------------------
                                           Name:  Sergei A. Plastinin

Date:  September 4, 2003              By   /s/  Alexander S. Orlov
                                           -------------------------------------
                                           Name:  Alexander S. Orlov

Date:  September 4, 2003              By   /s/  David Iakobachvili
                                           -------------------------------------
                                           Name:  David Iakobachvili

Date:  September 4, 2003              By   /s/  Mikhail I. Vishnyakov
                                           -------------------------------------
                                           Name:  Mikhail I. Vishnyakov

CUSIP NO. 97263M10                     13D                         Page 23 of 30


Date:  September 4, 2003              By   /s/  Victor E. Evdokimov
                                           -------------------------------------
                                           Name:  Victor E. Evdokimov

Date:  September 4, 2003              By   /s/  Evgeny L. Yaroslavskiy
                                           -------------------------------------
                                           Name:  Evgeny L. Yaroslavskiy

CUSIP NO. 97263M10                     13D                         Page 24 of 30

                                                                       Exhibit 5


                AMENDED AND RESTATED PARTNERSHIP AND COOPERATION
                                    AGREEMENT

     This Partnership and Cooperation Agreement (this "Agreement") is made as of January 16, 2002, by and among Gavril Abramovich Yushvaev, a citizen of the Russian Federation, Mikhail Vladimirovich Dubinin, a citizen of the Russian Federation, Sergei Arkadievich Plastinin, a citizen of the Russian Federation, Aleksanders Sergeevich Timohins, a non-citizen of the Republic of Latvia, Alexander Sergeevich Orlov, a citizen of the Russian Federation, David Iakobachvili, a citizen of the Kingdom of Sweden, Mikhail Ivanovich Vishnyakov, a citizen of the Russian Federation, Evgeny Lvovich Yaroslavskiy, a citizen of the Russian Federation, and Viktor Egorovich Evdokimov, a citizen of the Russian Federation (each of the foregoing, a "Shareholder" and, collectively, the "Shareholders"), and amends and restates the Partnership and Cooperation Agreement referred to below.

                                    RECITALS

WHEREAS, the Shareholders entered into a Partnership and Cooperation Agreement in 1997 regarding the control of companies within the Wimm-Bill-Dann group of companies prior to the establishment of a single holding company;

WHEREAS, Wimm-Bill-Dann Foods OJSC (the "Company") was established as such holding company, and the Shareholders are shareholders of the Company;

WHEREAS, the Company intends to complete an initial public offering of its shares in the form of American Depositary Shares ("ADSs"); and

WHEREAS, the Shareholders wish to amend and restate the Partnership and Cooperation Agreement by entering into this Agreement in order to continue to regulate certain of the rights and obligations of the Shareholders in relation to the Company in anticipation of its initial public offering;

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Shareholders agree as follows:

                                   ARTICLE 1.
                               BOARD OF DIRECTORS

1.1 Directors. Each Shareholder agrees to use his best efforts, in cooperation with the other Shareholders, to ensure that the directors of the Company who are Independent (as hereinafter defined) constitute a majority of the Company's board of directors. A person is "Independent" if that person is not (a) an employee of the Company or any employee or director of any subsidiary of the Company; (b) a Shareholder, a family member of a Shareholder or a Controlled Person (as hereinafter defined) of a Shareholder; (c) an employee or director of a Shareholder, of a family member of a Shareholder, of a Controlled Person (as hereinafter defined) of a Shareholder, or of any other person referred to in clause (d) below; or (d) a Controlled Person (as hereinafter defined) of any family member or any employee or director of a Shareholder. "Controlled Person" means any legal entity, other than the Company or any subsidiary of the Company, that is Controlled (as hereinafter defined) by the person to whom reference is made, or any legal entity or natural person that is a trustee, foundation or other fiduciary, or an agent, of or for the to whom reference is made. A legal entity shall be considered to be "Controlled" by the reference person if, individually or together with other persons also so referenced, they have the direct or indirect power to influence its management or policies, whether by the direct or indirect ownership of

CUSIP NO. 97263M10                     13D                         Page 25 of 30


shares or other interests in the entity, by contract or otherwise. As used in these definitions, the term "Shareholder" means the original parties to this Agreement, as well as any person who accedes to this Agreement pursuant to
Article 3.1.

1.2 Election of Directors. Without limiting the generality of the foregoing, each Shareholder agrees at all times to cooperate with the other Shareholders
(a) to make nominations to the board of directors of the Company and (b) to vote for the election of directors to the board of directors of the Company, in each case in a manner that is consistent with his obligations under Article 1.1.

                                   ARTICLE 2.
                                     VOTING

2.1  Voting.

     (a) The Shareholders hereby agree that, with the exception of the election of directors for the board of directors of the Company, the Shareholders shall use their best efforts to determine a unanimous voting position on each item on the agenda of a shareholders' meeting of the Company requiring a vote (each, a "Voting Issue") at least ten (10) days prior to such shareholders' meeting. If the Shareholders determine a unanimous voting position on a Voting Issue in accordance with this Article 2.1(a) at least ten (10) days prior to such shareholders' meeting, each Shareholder shall vote all shares of the Company owned by such Shareholder on such Voting Issue in accordance with such unanimous voting position.

     (b) In the event that the Shareholders are unable to determine a unanimous voting position pursuant to Article 2.1(a) for a Voting Issue at least ten (10) days prior to such shareholders' meeting, then each Shareholder shall indicate his voting position on such Voting Issue at least five (5) days prior to such shareholders' meeting. If Shareholders holding at least two-thirds of the total number of shares of the Company owned by the Shareholders indicate the same voting position, then each Shareholder shall vote all shares of the Company owned by such Shareholder on such Voting Issue in accordance with such supermajority voting position.

     (c) In the event that the Shareholders are unable to determine a unanimous voting position pursuant to Article 2.1(a) and are unable to determine a supermajority voting position pursuant to Article 2.1(b) for a Voting Issue, then the Shareholders shall immediately refer such Voting Issue to the individuals who are members of the Board of Directors of the Company at that time. Such reference shall be made by means of a notice in writing, given to the Chairman of the Board of Directors of the Company and copied to the Chief Executive Officer of the Company, requesting each director to give a prompt recommendation in writing, to be delivered to a Shareholder to be specified in such notice, as to how the Shareholders should vote on that Voting Issue. If, by not later than the day before such shareholders' meeting, a majority of the individuals who are members of the Board of Directors of the Company at that time shall have notified the Shareholders in writing of their recommendation that the Shareholders vote on such Voting Issue in the same manner, then each Shareholder shall vote all shares of the Company owned by such Shareholder on such Voting Issue in accordance with the position so recommended to the Shareholders by the majority of the individuals who are members of the Board of Directors of the Company at that time.

     (d) In the event that (i) the Shareholders are unable to determine a unanimous voting position pursuant to Article 2.1(a), (ii) the Shareholders are unable to determine a supermajority voting position pursuant to Article 2.1(b), and (iii) a majority of the individuals who are members of the Board of Directors of the Company at that time do not recommend a single voting position pursuant to Article 2.1(c) for a Voting Issue, then all Shareholders shall abstain from voting on such Voting Issue at the shareholders' meeting.

CUSIP NO. 97263M10                     13D                         Page 26 of 30


     (e) For the avoidance of doubt, a voting position on a Voting Issue may be a vote in favor, opposed, or abstaining.

                                   ARTICLE 3.
                                CERTAIN TRANSFERS

3.1 Transfer Restrictions. Any Shareholder may transfer his shares, or the voting rights pertaining thereto, without restriction under this Agreement; provided, however, that, prior to any such transfer to any of the persons referred to in clause (b), (c), or (d) of the definition of "Independent" contained in Article 1.1. or to any person, other than the Company or any of its subsidiaries, who is otherwise an Affiliate (as defined in Rule 405 under the U.S. Securities Act of 1933) of a Shareholder, such transferee shall have acceded to this Agreement as a Shareholder party hereto. For purposes of this proviso, the term "Shareholder" shall mean the original parties to this Agreement, as well as any person who accedes to this Agreement pursuant to this
Article 3.1 (and for the avoidance of doubt shall be considered to be a Shareholder for all purposes hereof).

3.2 Depositary Shares. If any Shareholder elects to hold his shares in the form of depositary shares, including ADSs, such Shareholder shall use his best efforts to fulfill his obligations hereunder, mutatis mutandis, including for example by withdrawing his shares from the deposit facility if required to exercise his voting rights.

                                   ARTICLE 4.
                            DURATION AND TERMINATION

4.1 Former Shareholder not Bound. This Agreement shall cease to be binding upon, or to inure to the benefit of a Shareholder who no longer owns directly or indirectly any shares of the Company (including in the form of depositary shares representing shares of the Company).

4.2 Term. Subject to Article 4.1, this Agreement may not be terminated and shall continue in full force and effect until the earlier to occur of (a) any Shareholder owning all of the issued and outstanding shares of the Company; (b) the Company being liquidated pursuant to the laws of the Russian Federation, or
(c) the second (2nd) anniversary of the date hereof. Upon the occurrence of an event described in (a) or (b) of the prior sentence, this Agreement shall automatically terminate. Subject to the foregoing, this Agreement shall continue in full force and effect until terminated by any Shareholder by giving thirty
(30) days' written notice prior to the effective date of such termination to all other Shareholders and the Chairman of the Management Board of the Company. For the avoidance of doubt, following the expiration of the thirty (30) days' written notice period for termination, this Agreement shall cease to be in force and effect. Notwithstanding the foregoing, the termination of this Agreement shall not relieve the parties of any obligation they may have had hereunder prior to the date of such termination.

                                   ARTICLE 5.
                      GOVERNING LAW AND DISPUTE RESOLUTION

5.1  Arbitration; Settlement of Disputes.

     (a) Any dispute, controversy or cause of action brought by any party hereto arising out of or relating to this Agreement, or the breach hereof, shall be referred to, and finally resolved by, arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association in effect on the date of this Agreement, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof; provided, however, that any such dispute, controversy or cause of action brought by beneficial owners of more than 50% of the outstanding ADSs (excluding any ADSs held by the Shareholders or on their behalf) brought pursuant to Article 6.1(b) may, but need not, be submitted to arbitration as provided in this Article 5, at the option of such beneficial owners. The place of

CUSIP NO. 97263M10                     13D                         Page 27 of 30


the arbitration shall be The Borough of Manhattan, and the language of the arbitration shall be English. The number of arbitrators shall be three, each of whom shall be disinterested in such dispute, controversy or cause of action, shall have no connection with any party thereto, and shall be an attorney experienced in international securities transactions. If a dispute, controversy or cause of action shall involve more than two parties, the parties shall attempt to align themselves in two sides (i.e., claimant and respondent), each of which shall appoint one arbitrator as if there were only two parties to such dispute, controversy or cause of action. If such alignment and appointment shall have not occurred within twenty (20) calendar days after the initiating party serves the arbitration demand, the American Arbitration Association shall appoint the three arbitrators. The parties and the American Arbitration Association may appoint from among the nationals of any country, whether or not a party is a national of that country. The arbitrators shall have no authority to award punitive or other damages not measured by the prevailing party's actual damages and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this Agreement.

     (b) Any dispute, controversy or cause of action rising out of or relating to this Agreement not subject to arbitration shall be litigated in the federal or state courts in the Borough of Manhattan.

5.2 Submission to Jurisdiction; Appointment of Agent for Service of Process. Each Shareholder hereby (a) irrevocably designates and appoints CT Corporation System (the "Agent"), currently having its office at 111 Eighth Avenue, New York, New York 10011, United States of America, as such Shareholder's authorized agent upon which process may be served in any suit or proceeding (including, but not limited to, any arbitral proceeding as contemplated by Article 5.1) arising out of or relating to this Agreement; (b) consents and submits to the jurisdiction of any court in which any such suit or proceeding may be instituted and waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such proceedings, and (c) agrees that service of process upon said authorized agent shall be deemed in every respect effective service of process upon such Shareholder in any such suit or proceeding. Each Shareholder agrees to deliver, upon execution and delivery of this Agreement, a written acceptance by such Agent of its appointment. Each Shareholder further agrees to take any and all action, including the filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment in full force and effect for so long as this Agreement remains in force. In the event any Shareholder fails to continue such designation and appointment in full force and effect, such Shareholder hereby waives personal service of process upon him and consents that any such service of process may be made by established overnight courier service, directed to such Shareholder at his address last specified for notices hereunder, and service so made shall be deemed completed five (5) days after the same shall have been so couriered. Each Shareholder hereby irrevocably designates, appoints and empowers the Agent to receive and accept for and on his behalf service by mail of any and all legal process, summons, notices and documents that may be served in any suit, action or proceeding brought against such Shareholder in any federal or state court or arbitration as described in this Article 5.

5.3 Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the Shareholders (and any dispute, controversy, proceedings or claims or whatever nature arising out of or in any way relating to this Agreement or its or their formulation) shall be governed, construed and interpreted in accordance with the laws of the State of New York.

                                   ARTICLE 6.
                                  MISCELLANEOUS

6.1  Third Party Beneficiaries.

     (a) Except as provided in Article 6.1(b), the terms and provisions of this Agreement are intended solely for the benefit of the parties hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any person.

CUSIP NO. 97263M10                     13D                         Page 28 of 30


     (b) Each of the Shareholders acknowledges that (i) beneficial owners of the ADSs from time to time are intended third-party beneficiaries of, and as such are entitled to enforce and bring actions in respect of, this Agreement; provided, however, that such beneficial owners may only enforce and bring actions in respect of this Agreement in the event that beneficial owners of ADSs constituting more than 50% of the outstanding ADSs (excluding any ADSs held by the Shareholders or on their behalf) are parties to such action. The rights of such third-party beneficiaries shall not at any time be prejudiced or impaired by any act or failure to act on the part of any Shareholder or by any act or failure to act by any beneficial owners of an ADS, or by any non-compliance by any Shareholder with the terms of this Agreement, regardless of any knowledge thereof which such Shareholder may have or otherwise be charged with; and (ii) no failure or delay on the part of any beneficial owner of ADSs in the exercise of any power, right or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of such power, right or privilege preclude other or further exercises of any right, power or privilege. No amendment of this Agreement that is disadvantageous to beneficial owners of ADSs shall be effective without the written consent of beneficial owners of more than 50% of the outstanding ADSs (excluding any ADSs held by the Shareholders or on their behalf). For the avoidance of doubt, no such written consent from beneficial owners of the outstanding ADSs shall be required for any termination of this Agreement in accordance with Article 4.2.

6.2 Entire Agreement. This Agreement contains the entire agreement of the Shareholders with respect to the subject matter hereof and supersedes all earlier agreements of the Shareholders (whether written or oral) with respect to their subject matter. For the avoidance of doubt, the Partnership and Cooperation Agreement referred to above is amended and restated hereby and, except as so amended and restated, shall cease to have force and effect.

6.3 Counterparts. This Agreement may be executed in any number of counterparts. All counterparts will be taken to constitute one instrument.


             [The remainder of this page intentionally left blank.]

CUSIP NO. 97263M10                     13D                         Page 29 of 30


IN WITNESS WHEREOF, the Shareholders have executed this Agreement as of the day and year first above written.


/s/ Gavril Abramovich Yushvaev                  /s/ David Iakobachvili
----------------------------------              --------------------------------
Gavril Abramovich Yushvaev                      David Iakobachvili


/s/ Mikhail Vladimirovich Dubinin               /s/ Mikhail Ivanovich Vishnyakov
----------------------------------              --------------------------------
Mikhail Vladimirovich Dubinin                   Mikhail Ivanovich Vishnyakov


/s/ Sergei Arkadievich Plastinin                /s/ Evgeny Lvovich Yaroslavskiy
----------------------------------              --------------------------------
Sergei Arkadievich Plastinin                    Evgeny Lvovich Yaroslavskiy


/s/ Aleksanders Sergeevich Timohins             /s/ Viktor Egorovich Evdokimov
----------------------------------              --------------------------------
Aleksanders Sergeevich Timohins                 Viktor Egorovich Evdokimov


/s/ Alexander Sergeevich Orlov
----------------------------------
Alexander Sergeevich Orlov

CUSIP NO. 97263M10                     13D                         Page 30 of 30


                                                                       Exhibit 6


          [ON THE LETTERHEAD OF UNITED BURLINGTON INVESTMENTS LIMITED]



United Burlington Investments Limited
241 Camden High Street
London NW1 7BU, England

Date: February 4, 2003





Board of Directors
WIMM-BILL-DANN FOODS OJSC





United Burlington Investments Limited, a private limited company incorporated in England, Great Britain, on December 30, 1999, registered under No. 3901202, hereby confirms that upon acquisition of three million fifty-seven thousand two hundred and sixty-four (3,057,264) shares in WIMM-BILL-DANN FOODS OJSC in accordance with the records of the Central Moscow Depositary as of March 4, 2003, it accedes to the Amended and Restated Partnership and Cooperation Agreement, dated January 16, 2002, and pursuant to Article 3.1 of the aforementioned Agreement, undertakes to observe the rights and obligations of the Parties thereunder as if it participated in said Agreement upon its execution by the other Parties.



                                /s/ A. Timohins
                                    Director